Mail Stop 4561

October 31, 2007

Mr. John W. Thompson
Symantec Corporation
20330 Stevens Creek Blvd
Cupertino, CA 95014-2132

> **Re:** **Symantec Corporation**
> **Form 10-K for the fiscal year ended March 30, 2007**
> **Filed May 24, 2007**
> **File No. 0-17781**

Dear Mr. Thompson:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 30, 2007

Item 1 – Business

Customers, page 11

1. We note your disclosure that Ingram Micro and Digital River, Inc. each accounted for more than 10% of your total revenues in 2007. A description of your contractual arrangements with these customers appears warranted. Also, you do not appear to have filed any agreements with Ingram Micro. Please advise whether you are substantially dependent upon this customer for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.

Mr. John W. Thompson
Symantec Corporation
October 31, 2007
Page 2

Item 7 – Management's Discussion and Analysis

Overview, page 32

2.   We note from your disclosures on pages 33 and 45 that you have negotiated new
        contract terms with some of your OEM partners, and the changes in these
        contracts will result in payments to these OEM partners being included as
        operating expenses in the future, where historically these payments have been
        classified as cost of revenues. We also note that going forward, payments to
        OEMs made on a placement fee per unit basis will be treated as operating
        expenses, while payments based on a revenue-sharing model will be classified as
        cost of revenues. Please explain to us in more detail how these contracts with
        your OEM partners changed, including whether these changes represent
        substantive changes to the services being provided by the OEMs. Also explain to
        us in more detail how you determined that your policy for classifying these
        payments in your income statement was appropriate, and tell us the accounting
        literature that you are relying upon.

3.   We also note on page 75 that you earn royalty revenue from the licensing of your
        products and the right to sell maintenance and support to OEMs. Clarify the
        terms of your arrangements with your OEMs including the details for any
        payments made to or earned from your OEMs.

Results of Operations, page 38

4.   We note that you do not provide a segmental analysis of results of operations
        below net revenues. We have the following comments:

        •   We read in Note 15 to your financial statements that you had five <u>operating</u>
            segments at March 31, 2007. Please tell us how many <u>reportable</u> segments
            you had at March 31, 2007.

        •   If you believe it is appropriate to aggregate any of your operating segments in
            determining your reportable segment(s), please provide us with your analysis
            of how you met the aggregation criteria in paragraph 17 of SFAS 131 and in
            EITF 04-10, including demonstrating to us that any aggregated operating
            segments have similar long-term average gross margins.

        •   If you believe that you have more than one reportable segment, please tell us
            what consideration you gave to providing a segmental analysis of results of
            operations below net revenues. In this regard, to the extent that a reportable
            segment contributes, or is expected to contribute in the future, in a materially
            disproportionate way to your profitability, we believe that you should provide
            a segmental analysis of your measure of segmental profit or loss. For

example, based on your disclosures in Note 15, it appears that the increase in your consolidated operating margin from 2006 to 2007 was driven by the increase in the operating margin at your Data Center Management segment and by "Other" expenses representing a smaller proportion of total revenues, although these improvements were partially offset by decreases in operating margin for your Consumer Products and Security and Data Management segments. If these represent separate reportable segments, since these segments are exhibiting different trends in their profitability, it is unclear to us that an analysis of your expenses at the consolidated level meets the objective of providing your investors with information about known trends and uncertainties that are having a material effect on your results or explaining management's view of the implications and significance of the underlying factors causing these trends so that readers can ascertain the likelihood that past performance is indicative of future performance. Please refer to Item 303 of Regulation S-K and to Section 3 of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm, and advise.

Liquidity and Capital Resources, page 51

5. Please refer to your analysis of cash flows on page 53. Please tell us what consideration you gave to analyzing the underlying reasons for changes in your cash flows and explaining the variability in your cash flows, particularly for your operating activities, rather than merely reciting the information seen on the face of your cash flow statement. Refer to Section 4 of our Release 33-8350.

Item 11 – Executive Compensation, page 60

6. As you may be aware, the Division has recently released Staff observations relating to a focused review of executive compensation disclosure. This guidance, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm, may be helpful as you draft future versions of your executive compensation and other related disclosure. In particular, please consider providing a more complete description of your executive compensation practices in the following two areas:

- The nature and scope of consultant assignments; and

- The target performance levels established for each of the named executive officers in connection with the company's non-equity and equity performance incentive plans.

Also, in those instances in which you conclude that disclosure of particular performance targets is not required because it would result in competitive harm as provided in Instruction 4 to Item 402(b) of Regulation S-K, please provide a complete description of how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels.

Item 13 – Certain Relationships and Related Transactions, and Director Independence, page 60

7.   We note that this information has been incorporated by reference to your definitive proxy statement filed on July 30, 2007. However, the disclosure appearing on page 45 of the definitive proxy relating to Certain Related-Person Transactions appears to relate only to director liability and indemnification. We are unclear why you did not provide disclosure responsive to Item 404 of Regulation S-K. Please advise.

Financial Statements for the Fiscal Year Ended March 31, 2007

Revenue Recognition, page 74

8.   We note on page 33 that in the December 2006 quarter you combined the legacy buying programs of Symantec and Veritas into one buying program for all of your enterprise offerings which resulted in a change in vendor-specific objective evidence (VSOE) of the pricing of your offerings. Please explain whether you have established VSOE of fair value for the undelivered elements in your new buying program and if so, your methodology and assumptions used to determine VSOE of fair value including how you determined that you can reasonably estimate the fair value of each undelivered element.

9.   We also note on page 38 that you offer increased flexibility in product deployments in site license arrangements with your customers and that VSOE may not exist in certain types of flexible deployment contracts. Provide us the details and terms of arrangements that offer such increased flexibility. In this regard, clarify whether these arrangements include the right to multiple copies of your products or multiple licenses and your consideration of paragraphs 42 through 47 of SOP 97-2 in determining your revenue recognition policy for such arrangements where VSOE of fair value exists and does not exist for any undelivered elements.

10.   We note that your line item titled, "Content, subscriptions, and maintenance revenues," includes revenue from multiple element arrangements where VSOE of the fair value of undelivered elements do not exist.   This implies that this line item contains both a product and an undelivered service element that cannot be separated for recognition purposes. Please clarify your justification for your presentation. Please note that absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the statement of operations, you should consider including in your presentation a

separate revenue, and related cost of revenue, line item for bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements, along with a footnote description to inform investors of the nature of this additional line item.   Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

FORMS 8-K FILED MAY 2, 2007 AND JULY 25, 2007

11.   We note your use of non-GAAP measures, which exclude a number of recurring items, under Item 9.01 of the Forms 8-K noted above. We remind you that Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ) states that while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Given the nature of the recurring items you are removing, it is unclear that your non-GAAP measures comply with our Non-GAAP FAQ and Item 10(e) of Regulation S-K. Specifically:

- It is unclear how the elimination of non-cash charges such as the amortization of acquired product rights or the amortization of other intangible assets provides a useful measure of performance. In this regard, we note that your operations currently benefit from these acquired product rights and other intangible assets, so it is unclear to us how they are "not directly related to the operations of [y]our business." In addition, given the significance of your acquired product rights and intangible assets and their useful lives, these appear to be recurring charges.

- It is unclear how the elimination of non-cash stock-based compensation provides a useful measure of performance. In this regard, we assume that this compensation is necessary to attract and retain quality employees, and if you did not offer this compensation in equity form, some level of non-equity compensation would have to be offered in its place, so it is unclear to us how these expenses are "not reflective of [y]our ongoing operating results." Specifically, you have not identified the different ways and reasons your share-based payments vary from your cash compensation or other operating expenses such that the elimination of non-cash compensation provides a useful measure of performance. Also refer to the guidance in SAB Topic 14G.

- It is unclear how the elimination of restructuring charges provides a useful measure of performance. In this regard, we note that your operations previously benefited from the employees and facilities covered by these charges, and these charges are a cost of obtaining that benefit, so it is unclear to us how these charges are "not directly related to the operation of [y]our business." Furthermore, we remind you that Question 9 of our Non-GAAP FAQ states that if there is a past pattern of restructuring charges, no articulated demonstration that such charges will not continue, and no unusual reason that a company can substantiate to identify the special nature of the restructuring charges, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP measure is useful to investors.

- Your discussion of the limitations of your non-GAAP measures is overly broad and does not identify each item that you have eliminated and how you overcame the limitations caused by the elimination of each item as it relates to a performance measure. In this regard, we note that the elimination of each item creates its own limitations regarding the usefulness of your non-GAAP measure as a performance measure. It is also unclear how management compensates for these limitations when using your non-GAAP measures.

Please ensure that your response addresses each of the above concerns, and if you propose to change your disclosures, please show us what those changes will look like.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Thompson, Staff Accountant, at 202-551-3737, Patrick Gilmore, Staff Accountant, at 202-551-3406 or me at 202-551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at 202-551-3456 or Barbara Jacobs, Assistant Director, at 202-551-3730 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief